Filed by: Kraft Foods Group, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Kraft Foods Group, Inc.

Commission File No.: 001-35491

The following is the text of an email sent to Kraft employees on June 2, 2015.

Kraft Employees -

This has been a very busy time for our organization, which is probably why it is hard to believe that we are already in June. Whether you are in Canada or the U.S., I hope you enjoyed your recent long weekend and got to spend some time relaxing with friends or family.

On May 18, I informed you that we had reached another milestone in our merger when Heinz filed the amended Form S-4 with the Securities and Exchange Commission (SEC). We have since updated the S-4, clarifying some information and sharing updates on new decisions, such as our intention to trade The Kraft Heinz Company’s stock on the NASDAQ stock exchange under the ticker symbol “KHC.”

Today, we passed another important milestone when we finalized our Proxy Statement and began mailing copies to our shareholders. As previously stated, one of the requirements to close the transaction is obtaining our shareholders’ approval of the merger agreement. To do so, we will be holding a special meeting of Kraft shareholders on July 1, 2015. The Proxy Statement provides important details about the special shareholders meeting, including how to vote on a proposal to approve the merger agreement, among other matters. We expect to announce the voting results shortly after the special meeting ends.

It is important to understand that while this is another step toward closing the transaction, we are still awaiting antitrust clearance in both the U.S. and Canada and the timeline for these approvals is beyond our control. Regardless of the outcome of the shareholder vote, until the closing conditions to the merger have been satisfied or waived, including antitrust clearance for both countries, the transaction cannot close.

Separate from our shareholder and regulatory approvals, I continue to be impressed by the progress of our integration planning. Members of both companies’ leadership teams recently met at Heinz headquarters to continue these efforts. A handful of us also had the pleasure of visiting a number of Kraft plants as we continue to gather data and details on our production capabilities across a number of categories. I appreciate the hospitality we received at each location and look forward to continuing this important work in the weeks and months ahead.

Many of you have stated that you would like to better understand the timing and next steps in this process. In response to that request, we’ve added a visual timeline to our merger microsite showing the sequencing of these milestones along with additional conditions required to close.

We have also posted the Proxy Statement in the Fact Sheet section for reference. I hope you find this information, along with the regular updates to our Frequently Asked Questions section, helpful.

As promised, we will continue keep you updated on our progress in a timely manner.

Thank you all for your continued efforts and support.

All the best,

John Cahill

Chairman & CEO

Forward-Looking Statements

Certain of the matters discussed in this communication constitute “forward-looking statements” within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934, both as amended by the Private Securities Litigation Reform Act of 1995. Words such as “will,” “access,” “focus,” “deliver,” “work” “continue” or the negative of such terms or other variations thereof and words and terms of similar substance used in connection with any discussion of future plans, actions, or events identify forward-looking statements. These forward-looking statements include, but are not limited to, statements regarding the proposed merger.

There are a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements included in this communication. For example, the expected timing and likelihood of completion of the proposed merger, including the timing, receipt and terms and conditions of any required governmental and regulatory approvals of the proposed merger that could reduce anticipated benefits or cause the parties to abandon the transaction, the ability to successfully integrate the businesses, the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement, the possibility that Kraft shareholders may not approve the merger agreement, the risk that the parties may not be able to satisfy the conditions to the proposed transaction in a timely manner or at all, risks related to disruption of management time from ongoing business operations due to the proposed transaction, the risk that any announcements relating to the proposed transaction could have adverse effects on the market price of Kraft’s common stock, and the risk that the proposed transaction and its announcement could have an adverse effect on the ability of Kraft and Heinz to retain customers and retain and hire key personnel and maintain relationships with their suppliers and customers and on their operating results and businesses generally, problems may arise in successfully integrating the businesses of the companies, which may result in the combined company not operating as effectively and efficiently as expected, the combined company may be unable to achieve cost-cutting synergies or it may take longer than expected to achieve those synergies, and other factors. All such factors are difficult to predict and are beyond our control. We disclaim and do not undertake any obligation to update or revise any forward-looking statement in this communication, except as required by applicable law or regulation.

Additional Information and Where to Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. This communication may be deemed to be solicitation material in respect of the proposed transaction between Kraft and Heinz. In connection with the proposed transaction, Heinz filed a registration statement on Form S-4, containing a proxy statement/prospectus (as amended, the “S-4”) with the Securities and Exchange Commission (“SEC”). The registration statement was declared effective by the SEC on June 2, 2015 and the definitive proxy statement/prospectus has been mailed to stockholders of Kraft. This communication is not a substitute for the registration statement, definitive proxy statement/prospectus or any other documents that Heinz or Kraft has filed with the SEC or sent to shareholders in connection with the proposed transaction. SHAREHOLDERS OF KRAFT ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE PROXY STATEMENT/PROSPECTUS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

Investors and security holders may obtain copies of the S-4, including the proxy statement/prospectus, and other documents filed with the SEC free of charge at the SEC’s website, http://www.sec.gov. Copies of documents filed with the SEC by Kraft will be made available free of charge on Kraft’s website at http://www.kraftfoodsgroup.com/. Copies of documents filed with the SEC by Heinz will be made available free of charge on Heinz’s website at http://www.heinz.com/.

Participants in Solicitation

Kraft and its directors and executive officers, and Heinz and its directors and executive officers, may be deemed to be participants in the solicitation of proxies from the holders of Kraft common stock in respect of the proposed transaction. Information about the directors and executive officers of Kraft is set forth in the proxy statement for Kraft’s 2015 Annual Meeting of Shareholders, which was filed with the SEC on March 18, 2015. Information about the directors and executive officers of Heinz is set forth in the definitive proxy statement/prospectus. Investors may obtain additional information regarding the interests of such participants by reading the definitive proxy statement/prospectus regarding the proposed transaction. You may obtain free copies of these documents as described in the preceding paragraph.